Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of ADC Telecommunications, Inc. for the registration of $225,000,000 of Convertible Subordinated Notes due 2015 and $225,000,000 of Convertible Subordinated Notes due 2017 and common stock issuable upon conversion of the Notes and to the incorporation by reference therein of our reports dated December 17, 2007, with respect to the consolidated financial statements and schedule of ADC Telecommunications, Inc., and internal control over financial reporting of ADC Telecommunications, Inc., included in its Annual Report (Form 10-K) for the year ended October 31, 2007 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
December 17, 2007